UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 2)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

DOCEBO INC.

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Docebo Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

25609L105

(CUSIP Number of Class of Securities)

12th Floor - 55 York Street

Toronto, ON Canada M5J 1R7

(800) 681-4601

Attn. Brandon Farber

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brad Ross Goodmans LLP 333 Bay St. Suite 3400 Toronto, Ontario Canada M5H 2S7 (416) 979-2211	Milson Yu Justin Kisner Samara Zaifman Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 U.S.A. (650) 843-5000

July 21, 2026

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13E-4F filed with the Securities Exchange Commission (the “SEC”) on July 21, 2026, as amended by Amendment No. 1 to the Schedule 13E-4F filed with the SEC on August 21, 2026 (together with any amendment, supplement or notice of variation thereto, the “Schedule 13E-4F”), by Docebo Inc. (the “Company”), a company organized under the laws of the province of Ontario, in connection with the Company’s substantial issuer bid (the “Circular”) pursuant to which the Company offered to repurchase for cancellation up to 2,800,000 of its outstanding common shares (“Common Shares”) at a price of US$25.00 per Common Share for an aggregate purchase price not exceeding US$70,000,000, on and subject to the conditions set forth in the Offer to Purchase dated July 20, 2026, the accompanying Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery (together with any amendment, supplement or notice of variation thereto, the “Offer”).

Except as otherwise set forth in this Amendment No. 2, the information in the Schedule 13E-4F remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13E-4F.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•

The Offer expired at 5:00 p.m. (Eastern Time) on September 8, 2026. All of the terms and conditions of the Offer have been complied with or waived and, based on a preliminary count by the Depositary, a total of 99,332 Common Shares were properly tendered to the Offer. Accordingly, the Company expects to take up and purchase for cancellation all of such Common Shares at a purchase price of US$25.00 per Common Share, for aggregate consideration of US$2,483,300. The aggregate purchase price for the Common Shares taken up under the Offer will be funded entirely from the Company’s cash on hand, with no incremental borrowings under its credit facility. The Common Shares expected to be purchased under the Offer represent approximately 0.4% of the issued and outstanding Common Shares on a non-diluted basis as of July 20, 2026, the date the terms of the Offer were publicly announced. After giving effect to the Offer, approximately 24,947,594 Common Shares are expected to be issued and outstanding. The number of Common Shares to be purchased under the Offer is preliminary, subject to verification by the Depositary, and assumes that all Common Shares tendered through notices of guaranteed delivery will be delivered within the one-trading day settlement period.

•	Reference is hereby made to the press release issued by the Company on September 9, 2026, a copy of which is attached hereto as Exhibit 99.13.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following Exhibit to this Amendment No. 2 to Schedule 13E-4F:

Exhibit Number	Description of Exhibit

99.13	Press release dated September 9, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K (File No. 001-39750), filed with the SEC on September 9, 2026).

PART IV

SIGNATURES

By signing this Amendment No. 2 to Schedule 13E-4F, the person filing this Amendment No. 2 to Schedule 13E-4F consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DOCEBO INC.

By:	/s/ Brandon Farber
Name:	Brandon Farber
Title:	Chief Financial Officer

Dated as of September 9, 2026